Exhibit 99.1

VIQ Solutions Announces Voting Results From Annual and Special Meeting of Shareholders

Board and Management Acquired Approximately 135,000 Shares of VIQ Solutions Through Open Market Purchases

PHOENIX, ARIZONA, June 7, 2022 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX: VQS and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, announced the voting results from its annual and special meeting of shareholders (the “Meeting”) on June 7th, 2022. Shareholders approved all matters set forth in the Company's Management Information Circular dated April 29th, 2022. A total of 19,097,117 common shares of the Company (the “Shares”) were voted at the Meeting, representing 63.9% of the issued and outstanding Shares.

Additionally, management announced that the members of the Company’s board of directors and management purchased approximately 135,000 Shares. The Shares were purchased on the open market between May 13, 2022, and June 6 , 2022. As a result of these purchases, board members and management beneficially own approximately 6.75 million shares, representing approximately 22.6% of the total issued and outstanding Shares of VIQ.

“After emerging from one of the longest blackout periods in VIQ’s history, Company insiders were able to purchase Shares in the open market," stated Sebastien Paré, VIQ’s Chief Executive Officer. “We are very optimistic about the future of the Company and are well-positioned to achieve our goals of at least $50M in revenue for the year.”

“VIQ has transformed the way complex, multi-speaker content is managed and there is no doubt that this is our time,” said Susan Sumner, VIQ’s President and Chief Operating Officer. “Our end-to-end technology and services portfolio has become even more strategic and relevant to our client base as we provide them with the solutions they need to combat post-pandemic resource and backlog challenges. The seamless integration of high-quality content capture, seamless workflow tools, real-time speech to text, and accurate edited documents creates efficiency and value, as well as increased transparency, usability of discrete data and overall accessibility of information for our diverse global client base.”

The voting results for the election of directors were as follows:

Nominee	% of votes for	% of votes withheld
Sebastien Pare	97.1%	2.9%
Larry Taylor	97.1%	2.9%
Harvey Gordon	91.0%	9.0%
Susan Sumner	96.3%	3.7%
Christine Fellowes	97.1%	2.9%
Joseph Quarin	97.1%	2.9%
Yixin (Shing) Pan	97.1%	2.9%
Bradley Wells	97.1%	2.9%

The voting results for the remaining matters were as follows:

•	Fixing the number of directors to be elected at eight and authorizing the Board to determine the number of directors from time to time and the number of directors to be elected at annual meetings of the Company within the minimum and maximum number of directors set forth in the articles of the Company:

•	Votes for: 99.9%
•	Votes against: 0.1%

•	Appointing KPMG LLP Chartered Professional Accountants as auditor of the Company for the ensuing year and authorizing the Board to fix their remuneration:

•	Votes for: 99.9%
•	Votes withheld: 0.1%

•	Approving the Amended and restated By-Law No 1 of the Company:

•	Votes for: 96.7%
•	Votes against: 3.3%

For further details on each of the above matters, please refer to the Circular available under VIQ’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Final voting results on all matters voted on at the Meeting will be filed on SEDAR at www.sedar.com.

For additional information:

Media Contact:	Investor Relations Contact:

Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions Inc.	Ph. 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions Inc.

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, media, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward Looking-Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions. Forward-looking statements or information in this press release include, but are not limited to Company’s current focus and the ability of the Company to achieve its stated goals in the upcoming year.

Forward-looking statements or information are based on several factors and assumptions which have been used to develop such statements and information, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may provide incremental value for shareholders. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, included but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 31, 2022, in the Company’s annual report form on Form 20-F and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company, however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.